Press Release

[Graphic omitted] Ahold

                                                                     Royal Ahold
                                                                Public Relations



                                                              Date: May 13, 2003
                                          For more information: +31 75 659 57 20


General Meeting of Shareholders
The Hague, Tuesday, May 13, 2003
Address by Henny de Ruiter, Chairman of the Ahold Supervisory Board
------------------------

Ladies and Gentlemen,

I would like to begin by welcoming you to our General Meeting of Shareholders. The fact that so many of you are here today reflects both your strong commitment to and your sense of solidarity with this company. I can assure you that every single one of us here on the stage appreciates and respects those sentiments. Especially now, when times are tough.

This meeting is very different from those to which you and we have become accustomed. But then Ahold's situation is very different too. Permit me to clarify our perspective on this issue.

A well-known saying in business is: 'Investors can take a lot of bad news... but they hate surprises!'

As shareholders, you knew Ahold as a dependable company, year in and year out. You knew that Ahold delivered - and of course that is how it should be. And still, as supervisors and executives of this company, we have not been able to spare you surprises.

Unfortunately, I must add, very unpleasant surprises.

Let me tell you that everyone, including the members of the Supervisory Board and the Corporate Executive Board, was equally shocked.

On February 24, just over 11 weeks ago, Ahold issued an announcement to the effect that the company would be lowering its projected earnings and that the company's CEO and CFO had tendered their resignations. We can well imagine the ensuing feelings of anger, frustration and incomprehension resulting from this painful message. (I say 'we' because I say this on behalf of all Ahold executives.)

February 24 was an all-time low for each and every one of us, and I offer you my sincere apologies.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone: +31 (0)75 659 5720
http://www.ahold.com                              Fax:   +31 (0)75 659 8302

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We took immediate action in every area imaginable. In recent months, we have been working diligently to solve the problems as quickly as possible. There was no time to lose and, let me assure you, no time was lost!

First and foremost, we ensured stabilization of Ahold's financial base by obtaining a credit facility.

At the same time, we appointed new people to crucial positions. I refer, of course, to the appointment of our new Acting CEO, Anders Moberg, and our interim CFO, Dudley Eustace.

Both gentlemen are more than welcome at Ahold. Both are executives with an outstanding track record. I am convinced that Ahold is in safe hands with these gentlemen at the helm.

You should understand, however, that our communication with you has been hampered by the various investigations that were initiated. These investigations limit the information we are able to share with you.

The purpose of our internal investigations is to enable our accountants to resume their audit work as quickly as possible.

And then, there are also external investigations, for instance by the SEC.

As long as the outcome of these investigations remains unclear, we are unable to provide information. Little has changed in that respect.

The media was not amused by what it felt was inadequate communication and let us know in no uncertain terms. Ahold was criticized for a lack of transparency and openness, the foundations on which corporate governance is built.

Undoubtedly, transparency is an important aspect of corporate governance. Full transparency, on the other hand, is impossible: a company will always have to decide what information should be announced and when. During a crisis, the Executive and Supervisory Boards of a company cannot always be as transparent as they would like to be.

And we have tried to be as transparent as possible under the circumstances, but during the course of the investigations - while their outcome is still unclear - it is very difficult, if not impossible, to shed much light on the matter.

At such times, two things tend to happen: while the company is bound hand and foot as to what it may and may not say, the media demands content.

And more often than not, this results in unattributed comment from people who prefer to stay anonymous. No matter how unfortunate and regrettable, there is little we can do to correct that.

In light of the ongoing investigations, "No comment" is about the only thing we have been able to say so far. You can rest assured that once the investigations are concluded, we will provide maximum clarity.

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Ladies and gentlemen,

Let me run you through the chain of events since Monday, February 24, 2003:

On February 24, we announced that Ahold's net earnings and earnings per share would be significantly lower than previously indicated. This was due primarily to overstatements of income related to promotional allowance programs at U.S. Foodservice. In addition, we announced that a number of joint ventures will no longer be fully consolidated, commencing with fiscal year 2002, and that we had been investigating, through forensic accountants, our Argentine subsidiary Disco. In view of these developments, Messrs. Van der Hoeven and Meurs tendered their resignations and Ahold's auditors decided to suspend the fiscal year audit pending completion of the investigations. Lastly, we announced that we had obtained a commitment for a new credit facility, totaling EUR 3.1 billion.

On February 27, we announced that the investigation at Disco had been completed and had shown there will be no material impact on Ahold's financial results.

On March 5, the Supervisory Board announced that we entered into the new credit facility, provided by ABN Amro, Goldman Sachs, ING, JP Morgan and Rabobank. This was an important step in stabilizing our financial position. The facility provides for aggregate borrowings of EUR 2.65 billion, of which USD 1.285 billion and EUR 600 million were available immediately. In addition, banks remain committed to providing an additional EUR 450 million backup facility to support existing USD 850 million securitization programs.

On March 11, we announced we had appointed Dudley Eustace to the Corporate Executive Board as interim Chief Financial Officer, effective immediately.

On March 26, we announced that, in light of the ongoing investigations at Ahold and in keeping with our intent to cooperate with all regulatory authorities, Ahold had decided to undertake a further review of certain transactions and related matters at Disco. The decision was also intended to ensure that Disco's books and records were in compliance with all applicable regulations.

On April 3, we announced our intention to divest our operations in four South American countries - Brazil, Argentina, Peru and Paraguay - in order to concentrate on our mature and most stable markets and to generate funds to pay down debt. As earlier announced on February 5, the company is in current negotiations to divest its holdings in Chile.

On April 29, we announced we had reached agreement for the sale of our Indonesian operation to PT Hero Supermarket Tbk.

On May 2, we announced we had reached agreement for the sale of our Malaysian activities.

On the same day, we announced an extension of the U.S. Foodservice securitization programs by another sixty days. The securitization programs currently have USD 750 million outstanding, of which USD 300 million matures in 2005.
Of the USD 450 million capacity, USD 200 million will amortize over this period of 60 days. It is intended that the USD 200 million that is amortizing will be financed by the USD 450 million back-up commitment. This back-up commitment was established to support the securitization programs and announced as part of the Euro 3.1 billion facility in February 2003.

The remaining USD 250 million capacity under the USD 450 million back-up commitment will remain available to Ahold as necessary for further support of the U.S. Foodservice securitization programs.

The last item of the announcement confirmed that our auditors Deloitte & Touche had resumed their audit at Albert Heijn and Stop & Shop.
The delivery of audited 2002 financial statements for Albert Heijn and Stop & Shop by May 31, 2003 is a condition precedent governing the availability of the second, unsecured tranche of USD 915 million of the Euro 3.1 billion credit facility previously announced by Ahold.

May 2 was a busy day, because we were delighted to announce our proposal to nominate Anders Moberg as President & Chief Executive Officer of the company. Mr. Moberg assumed the position of Acting CEO on May 5. His appointment to the Corporate Executive Board will be proposed at the Annual General Meeting of Shareholders, which will be held later this year.

On May 8, we were able to announce that the forensic accounting work being performed by PricewaterhouseCoopers (PwC) as part of our internal investigation of subsidiary U.S. Foodservice is now substantially complete. For the period April 1, 2000 to December 28, 2002, we were confronted with total overstatements of pre-tax earnings of approximately USD 880 million. Although the forensic accounting work at U.S. Foodservice is substantially complete, a legal internal investigation is continuing.

And finally, in the last few minutes, we have announced that the Supervisory Board has accepted the resignation of Jim Miller, President and Chief Executive Officer of U.S. Foodservice and a member of the Corporate Executive Board of Ahold.

Mr. Miller has served as President and CEO of U.S. Foodservice since 1997, and was appointed to the Ahold Corporate Executive Board in 2001. Until a new CEO for U.S. Foodservice is named, Robert G. Tobin will serve as interim Chief Executive Officer. Mr. Tobin is a member of the Ahold Supervisory Board since 2001. He is the former Chairman and CEO of Stop & Shop, which he joined in 1960. In 1998 he was appointed President and CEO of Ahold USA as well as to the Ahold Corporate Executive Board from which he retired in 2001. Mr. Miller has agreed to assist Mr. Tobin in the transition.

The Supervisory Board has taken this decision in light of the results of the forensic accounting work conducted by PricewaterhouseCoopers, announced by Ahold on May 8, 2003, which had identified total overstatements of pre-tax earnings of approximately USD 880 million for the period April 1, 2000 (the date of the acquisition of U.S. Foodservice) to December 28, 2002 (the end of Ahold's 2002 fiscal year). The internal legal investigation into accounting irregularities at U.S. Foodservice and the possible involvement of U.S. Foodservice personnel continues in close cooperation with the PricewaterhouseCoopers' forensic accounting work.

This was a short overview of our activities over the past months. As you can see, we have had our hands full. Thank you for your attention.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include statements as to expected earnings impact of the U.S. Foodservice internal investigation, expectations as to Ahold's 2002 audit work, expectations as to use of the backup facility to finance the amortizing portion of the securitization programs and the continued availability of the remaining commitment, and expectations as to the sale of various operations. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include completion of ongoing internal investigations and the results thereof, the timing of resumption by Ahold's auditors of additional audit work and completion of Ahold's 2002 audit, Ahold's ability to comply with the conditions under the back-up facility and the new credit agreement, the ability of Ahold to satisfy the conditions for the sale of various of its operations, and other factors discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Outside The Netherlands Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold".
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